恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Our Ref.: HASE/TL/HI/04957

22nd March, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We enclose for your information a copy of the Company's interim results announcement for the period ended 31st December, 2006, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

(Stock Code: 97)

2006/2007 INTERIM RESULTS ANNOUNCEMENT

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31 December 2006, the unaudited consolidated net profit of the Group attributable to equity shareholders amounted to HK$1,951.5 million, representing an increase of HK$149.5 million or 8.3% over that for the same period of the previous year. Earnings per share were HK$0.64.

The underlying profit for the period under review, excluding the revaluation surplus of investment properties (net of deferred tax), was HK$1,510.3 million, or an increase of HK$566.6 million or 60.0% over HK$943.7 million for the same period of the previous year. Based on the underlying profit, the earnings per share were HK$0.50.

The Board has resolved to pay an interim dividend of HK$0.13 per share to shareholders whose names appear on the Register of Members of the Company on 25 April 2007.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 23 April 2007 to Wednesday, 25 April 2007, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 20 April 2007. Warrants for the interim dividend will be sent to shareholders on Thursday, 26 April 2007.

CONSOLIDATED BALANCE SHEET

	NOTE	At 31 December 2006 (unaudited) HK$ million	At 30 June 2006 (audited) HK$ million
Non-current assets			
Investment properties		**6,369.8**	6,058.0
Property, plant and equipment		**658.1**	637.7
Prepaid lease payments		**62.6**	63.3
Toll highway operation rights		**177.8**	171.1
Interests in associates		**17,441.0**	16,243.0
Other assets		**480.4**	412.7
Deferred tax assets		**3.2**	3.2
		25,192.9	23,589.0
Current assets			
Inventories		**239.7**	309.5
Debtors, deposits and prepayments	7	**340.9**	280.4
Amounts due from affiliates		**182.3**	142.4
Pledged bank deposits		**20.2**	20.2
Bank balances and cash		**5,023.6**	5,156.8
		5,806.7	5,909.3
Assets classified as held for sale		**404.9**	378.6
		6,211.6	6,287.9
Current liabilities			
Creditors and accrued expenses	8	**249.4**	281.0
Amounts due to affiliates		**65.8**	65.9
Taxation		**50.5**	81.6
Borrowings		**72.1**	57.5
Bank overdraft		**2.4**	30.3
		440.2	516.3
Liabilities associated with assets classified as held for sale		**254.8**	240.3
		695.0	756.6
Net current assets		**5,516.6**	5,531.3
		30,709.5	29,120.3

CONSOLIDATED BALANCE SHEET (CONTINUED)

	At 31 December 2006 (unaudited) HK$ million	At 30 June 2006 (audited) HK$ million
Capital and reserves		
Share capital	**609.5**	609.5
Reserves	**28,645.4**	27,043.1
Equity attributable to equity holders of the Company	**29,254.9**	27,652.6
Minority interests	**673.0**	627.5
Total equity	**29,927.9**	28,280.1
Non-current liabilities		
Borrowings	**6.0**	26.1
Deferred tax liabilities	**728.1**	693.9
Amount due to a fellow subsidiary	**47.5**	120.2
	781.6	840.2
	30,709.5	29,120.3

1. Basis of preparation and principal accounting policies

(a) Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

(b) Principal accounting policies

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 June 2006 except as described below.

In the current period, the Group has applied, for the first time, a number of new or revised standards, amendments and interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods either beginning on or after 1 December 2005, 1 January 2006, 1 March 2006, 1 May 2006 or 1 June 2006. The adoption of the new HKFRSs has had no material effect on how the results for the current or prior accounting years are prepared and presented. Accordingly, no prior year adjustment is required.

2. Segment information

Business segments

The business upon which the Group reports its primary segment information is as follows:

Property leasing	-	property rental
Hotel operation	-	hotel operations and management
Infrastructure	-	infrastructure project investment
Security guard	-	provision of security guard services
Others	-	investment holding, sale of properties, provision of cleaning services, department store operations and management, retail business and provision of information technology services

Segment information about these businesses is presented below:

For the six months ended 31 December 2006

	Property leasing HK$ million	Hotel operation HK$ million	Infra-structure HK$ million	Security guard service HK$ million	Others HK$ million	Elimi-nations HK$million	Consoli-dated HK$ million
Income and Results							
Turnover	192.7	51.8	72.9	36.1	153.5	-	507.0
Other income	0.4	0.1	0.4	-	5.6	-	6.5
External income	193.1	51.9	73.3	36.1	159.1	-	513.5
Inter-segment income	0.1	-	-	-	2.2	(2.3)	-
Total income	193.2	51.9	73.3	36.1	161.3	(2.3)	513.5

Inter-segment sales were charged at prices determined by management with reference to market prices.

Segment results	134.2	20.9	43.2	2.3	3.7	-	204.3
Interest income							114.8
Dividend income from listed investments							1.0
Profit for the period of disposal group	-	-	5.8	-	-	-	5.8
Fair value gain of investment properties	219.3	-	-	-	-	-	219.3
Unallocated corporate expenses							(11.0)
Finance costs							(2.1)
Share of results of associates							1,516.4
Profit before taxation							2,048.5
Taxation							(66.6)
Profit for the period							1,981.9

2. Segment information (continued)

Business segments (continued)

For the six months ended 31 December 2005

	Property leasing HK$ million	Hotel operation HK$ million	Infra-structure HK$ million	Security guard service HK$ million	Others HK$ million	Elimi-nations HK$ million	Consoli-dated HK$ million
Income and Results							
Turnover	311.2	47.0	92.4	34.4	126.3	-	611.3
Other income	2.0	-	0.6	-	2.2	-	4.8
External income	313.2	47.0	93.0	34.4	128.5	-	616.1
Inter-segment income	21.3	-	-	0.1	3.0	(24.4)	-
Total income	334.5	47.0	93.0	34.5	131.5	(24.4)	616.1

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$ million	Hotel operation HK$ million	Infra-structure HK$ million	Security guard service HK$ million	Others HK$ million	Elimi-nations HK$ million	Consoli-dated HK$ million
Segment results	184.5	17.5	51.7	2.3	(155.2)	-	100.8
Interest income							54.4
Dividend income from listed investments							1.0
Fair value gain of investment properties	674.6	-	-	-	-	-	674.6
Unallocated corporate expenses							(12.5)
Finance costs							(6.1)
Share of results of associates							1,094.6
Profit before taxation							1,906.8
Taxation							(97.8)
Profit for the period							1,809.0

2. Segment information (continued)

Geographical segments

The Group's sale of properties, property leasing, hotel operations, department store operations, investment holding, cleaning services, security guard services and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

For the six months ended 31 December 2006

	Hong Kong HK$ million	**PRC HK$ million**	**Consolidated HK$ million**
Turnover	**434.1**	**72.9**	**507.0**
Other income	**6.1**	**0.4**	**6.5**
External income	**440.2**	**73.3**	**513.5**

For the six months ended 31 December 2005

	Hong Kong HK$ million	PRC HK$ million	Consolidated HK$ million
Turnover	518.9	92.4	611.3
Other income	4.2	0.6	4.8
External income	523.1	93.0	616.1

3. Taxation

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
The charge comprises:		
Current tax		
Hong Kong	**23.3**	30.7
Other regions in the PRC	**7.6**	8.6
	30.9	39.3
Under(over)provision in prior years - Hong Kong	**1.5**	(17.5)
Deferred tax		
Current period	**34.2**	88.8
Overprovision in prior years	**-**	(12.8)
	34.2	76.0
	66.6	97.8

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both periods.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. Certain subsidiaries of the Group operating in the PRC are eligible for certain tax holidays and concessions and are exempted from PRC income taxes for both periods.

4. Profit for the period

Profit for the period has been arrived at after charging:

(a) Finance costs

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Interest on:		
Bank loans and overdrafts wholly repayable within five years	**1.0**	5.8
Other borrowings wholly repayable within five years	**1.1**	0.3
	2.1	6.1

(b) Items other than those separately disclosed in Notes 2 & 4(a)

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Amortisation of toll highway operation rights (included in administrative expenses)	**5.1**	17.3
Deprecation	**17.3**	26.5
	22.4	43.8
Cost of inventories recognised as an expense	**31.0**	64.4
Cost of properties recognised as an expense	**18.3**	2.4
Release of prepaid lease payments	**0.7**	0.8
Staff costs	**65.6**	100.3
Share of taxation attributable to associates (included in share of results of associates)	**269.6**	142.2
Written off of property, plant and equipment	**17.4**	-

5. Dividends

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Final dividend paid in respect of 2006 of HK15 cents (2005: HK15 cents) per share	**457.1**	422.6

The interim dividend of HK13 cents for the six months period ended 31 December 2006 per share has been proposed by the directors.

6. Earnings per share

(a) *Reported earnings per share*

The calculation of earnings per share attributable to the equity holders of the Company is based on the profit for the period of HK$1,951.5 million (For the six months ended 31 December 2005: HK$1,802.0 million) and on 3,047,327,395 (At 31 December 2005: 2,817,327,395) weighted average number of ordinary shares in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential shares in existence during the six months ended 31 December 2006 and 31 December 2005.

(b) *Adjusted earnings per share*

The calculation of adjusted earnings per share excluding fair value gain of investment properties net of deferred tax is based on the profit attributable to equity holders of the Company as follows:

	For the six months ended 31 December	
	2006	2005
	HK$ million	HK$ million
Profit attributable to equity holders of the Company	**1,951.5**	1,802.0
Effect of fair value gain of investment properties	**(219.3)**	(674.6)
Effect of deferred tax on fair value gain of investment properties	**38.4**	75.2
Effect of share of fair value gain of investment properties net of related deferred taxation of associates	**(260.3)**	(258.9)
Adjusted earnings for calculation of earnings per share	**1,510.3**	943.7
Adjusted earnings per share	**HK$0.50**	HK$0.33

7. **Debtors, deposits and prepayments**

The Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties is payable in advance by tenants. In respect of retailing, most of the transactions are on a cash basis. Other trade debtors settle their accounts according to the payment terms as stated in the contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) of the Group is as follows:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Under 1 month overdue	**40.4**	31.2
1 to 3 months overdue	**47.8**	35.3
More than 3 months overdue but less than 6 months overdue	**16.6**	17.0
Over 6 months overdue	**130.1**	89.5
Trade debtors	**234.9**	173.0
Deposits, prepayments and other receivables - current portion	**106.0**	107.4
	340.9	280.4
Deposits, prepayments and other receivables - non-current portion	**115.7**	116.7
	456.6	397.1

8. Creditors and accrued expenses

The aged analysis of trade creditors included in creditors and accrued expenses by due date is as follows:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Due within 1 month or on demand	**42.9**	103.0
Due after 1 month but within 3 months	**37.6**	39.2
Due after 3 months but within 6 months	**8.4**	2.8
Due after 6 months	**8.0**	9.4
Trade creditors	**96.9**	154.4
Rental deposits and other payables	**152.5**	126.6
Total creditors and accrued expenses	**249.4**	281.0

9. Review of results

The condensed consolidated financial statements are unaudited and have been reviewed with no disagreement by the Audit Committee of the Company.

Review of Interim Results

The unaudited interim results for the six months ended 31 December 2006 have been reviewed by the auditors of the Company, Deloitte Touche Tohmatsu in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants.

Purchase, Sale or Redemption of the Company's Listed Securities

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee met in March 2007 and reviewed the systems of internal control and compliance and the interim report for the period ended 31 December 2006.

Corporate Governance

During the six months ended 31 December 2006, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company are not segregated under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirms that all Directors have complied with the required standard as set out in the Model Code.

Business Review

Property Investment

The Group's investment property portfolio, comprising office towers, shopping malls, luxury residential accommodation and industrial buildings, amounted to approximately 2.1 million square feet in total attributable gross floor area. For its core investment properties, the leasing rate remained high at 94%. To maintain its position in Tuen Mun, Trend Plaza will add 20,000 square feet of prime retail space by converting the Tuen Mun Theatre; the conversion work is due to complete by early 2008.

Hotel

Visitor arrivals to Hong Kong, drawn by the opening of new tourist attractions such as Ngong Ping 360 and the hosting of ITU Telecom World in December 2006, continued to rise steadily in the second half of 2006. Despite keener competition as a result of increase in hotel-room supply in Hong Kong, Newton Hotel Hong Kong and Newton Hotel Kowloon reported a growth of 10.2% in turnover for the period under review, with 8% growth in average room rate and higher occupancy at 86%.

Infrastructural Projects

China Investment Group Limited, a 64%-owned subsidiary engaged in the toll-bridge and toll-road joint venture operations in Mainland China, reported lower profit for the period under review as the repair work on Hangzhou Qianjiang Third Bridge which had commenced since October 2005 was still ongoing by the period end.

Associated Companies

The Hong Kong and China Gas Company Limited reported a consolidated net profit after taxation of HK$5,862.6 million for the year ended 31 December 2006, which comprised HK$3,224.4 million arising from its gas business and property rental income (an increase of HK$162.6 million as compared with 2005) and HK$2,638.2 million from the sale of properties and a revaluation surplus from an investment property.

During the year under review, Hong Kong and China Gas signed agreements to establish piped city-gas companies in Xi'an, Shaanxi province; Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; Jintan, Jiangsu province and Yingkou, Liaoning province. On 4 December 2006, Hong Kong and China Gas, Panva Gas Holdings Limited ("Panva Gas") and its largest shareholder, Enerchina Holdings Limited ("Enerchina"), jointly announced that Panva Gas would acquire Hong Kong and China Gas's interest in the shares and shareholder loans in ten mainland piped city-gas companies and that in return, Panva Gas would issue approximately 773 million new shares to Hong Kong and China Gas. With the completion of this transaction on 1 March 2007, Hong Kong and China Gas has become the largest shareholder of Panva Gas holding about 43.97% of its issued shares. On a combined basis, Hong Kong and China Gas and Panva Gas have 60 piped city-gas projects on the Mainland. Panva Gas also has liquefied petroleum gas businesses in 15 Mainland cities.

Hong Kong and China Gas successfully entered the energy upstream arena in 2006 by acquiring its first coalbed gas joint venture project in Shanxi province and concluding a joint venture agreement to invest in a natural gas liquefaction project in Yan'an, Shaanxi province. The upstream projects will provide an additional gas source for the downstream project of piped city-gas projects. Inclusive of Panva Gas, Hong Kong and China Gas currently has a total of 70 projects spread across 13 provinces and an area of Beijing, encompassing upstream, midstream and downstream natural gas sectors as well as the water supply and wastewater treatment sector.

In Hong Kong, total volume of gas sales remained stable and the number of customers as at the end of 2006 was 1,622,648, an increase of 25,375 over 2005. To receive natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal, Hong Kong and China Gas has laid twin 34 km, 450 mm-diameter submarine pipelines from Chengtoujiao in Shenzhen to Tai Po gas production plant in Hong Kong and constructed control and metering stations at Chengtoujiao and Tai Po. With the commissioning of both pipeline and stations, as well as natural gas receiving station in Tai Po, natural gas and naphtha have been used as dual feedstock mix for producing town gas since October 2006, bringing savings on gas bills to customers through the existing fuel cost adjustment mechanism. ECO Energy Company Limited, its wholly-owned subsidiary company, will soon conclude operational tests as the installation work of a landfill gas treatment facility at the North East New Territories landfill site was completed. Construction work of a 19 km pipeline to Tai Po gas production plant has also been completed and it expects to start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by mid-2007.

On the property development front, encouraging response was received in August 2006 for its pre-sale of Grand Waterfront at Ma Tau Kok south plant site. Together with the sale of the remaining residential units at Grand Promenade and King's Park Hill, a total profit of about HK$1,779.4 million was made from property sales for the year under review. The commercial area of approximately 150,000 square feet at the podium of Grand Waterfront was completed during the year, becoming another major investment property to Hong Kong and China Gas in addition to the International Finance Centre Complex.

It is anticipated that with the introduction of natural gas, the price competitiveness of town gas will be enhanced in the local energy market, while its Mainland business will also further prosper given that the total number of piped city-gas projects has increased since the acquisition of Panva Gas as its associated company in early March 2007.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated net profit after taxation of HK$121.7 million for the year ended 31 December 2006, representing a decrease of 50% from the consolidated profit after taxation of HK$243.2 million in 2005. The decrease in profit was mainly due to the provision of HK$100 million for a claim arising from the Central Ferry Piers litigation.

During the year, this group recorded an operating profit of HK$136 million from the sale of approximately 220 residential units of Metro Harbour View, with a value of approximately HK$265 million. Residential units of MetroRegalia at Tong Mi Road was also offered for sale in December 2006, with a profit of HK$18 million recorded. On the property investment front, rental income from Metro Harbour Plaza amounted to HK$24.3 million for the year and its leasing rate as at the end of the year was approximately 98% after taking into account the committed tenancies. Also, 50% of the shops at MetroRegalia were leased out.

Construction progressed well for the residential-cum-commercial property development site at 222 Tai Kok Tsui Road, which will provide a total gross floor area of approximately 320,000 square feet upon completion by late 2008. No.6 Cho Yuen Street, Yau Tong, which has gross floor area of approximately 140,000 square feet for residential use and 25,000 square feet for non-residential use respectively, also showed good progress and should be completed by early 2009.

Due to severe competition, coupled with the increase in fuel oil price, the Ferry, Shipyard and Related operations recorded a loss of HK$7.2 million. During the year, the fee arising from the litigation in respect of the proposed development of the Central Ferry Piers amounted to HK$27.5 million. After accounting for increased costs, the Travel and Hotel Operations recorded an operating loss of HK$2.3 million this year despite a slight increase in turnover.

It is anticipated that selling of residential units will be the major source of income for Hong Kong Ferry in the coming year and the rental income will also register stable growth.

Miramar Hotel and Investment Company, Limited recorded HK$389.5 million in unaudited profit attributable to shareholders for the six months ended 30 September 2006, representing an increase of 19% as compared to the same period of the previous year. Hotel Miramar recorded a 20% increment in the average room rate over the same period of the previous year while maintaining an average occupancy rate of 90%. The hotel's food and beverage operations and the hotel management business have also performed satisfactorily. Miramar Shopping Centre and Hotel Miramar Shopping Arcade upgraded market positioning and image by changing tenant mix since previous year. Average rental rate for renewals and new leases concluded during the period went up by approximately 35% compared with expired leases; and average occupancy stayed at about 90% for Miramar Shopping Centre. Its office tower, similarly, showed a remarkable rental growth of over 80% with an average occupancy rate close to 90%. To gain direct access to MTR station and to draw more pedestrian flow, Miramar, together with the developer of Tung Ying Building site, entered into an agreement with the MTR Corporation to jointly build a pedestrian tunnel connecting the Tsim Sha Tsui MTR station to Miramar Shopping Centre, Hotel Miramar and their adjacent building. Due to a general slowdown in the US property market, the Group's land-sale project at Placer County, California, U.S. recorded no transaction during the period. The overall food and beverage operation, including the premier restaurant duo of Cuisine Cuisine and Lumiere, registered steady profit growth. Travel business, with more customers attracted by its new package tours and itineraries and growing business for its commercial travel department, also made significant progress. It was also appointed as the Hong Kong General Agent for OCEANIA, a leading cruise company in Europe.

Review of Results

For the six months ended 31 December 2006, the Group's turnover amounted to HK$507.0 million, a decrease of HK$104.3 million or 17.1% from the same period of the previous year. The profit attributable to equity shareholders of the Company amounted to HK$1,951.5 million for the period under review, an increase of HK$149.5 million or 8.3% over the same period of the previous year. The underlying profit, excluding the unrealised surplus on revaluation of investment properties (net of deferred tax), was HK$1,510.3 million for the six months ended 31 December 2006, an increase of HK$566.6 million or 60.0%.

During the period under review, property leasing revenue decreased by HK$118.5 million or 38.1% to HK$192.7 million, accounting for 38.0% of the Group's turnover. The fall in revenue was mainly due to the termination of the subletting business as the costs of such business are subject to the adverse effect of rising rental. The profit contribution from this segment amounted to HK$134.2 million, as compared with HK$184.5 million for the same period of the previous year.

The revaluation surplus of the Group's investment properties (before deferred tax and minority interests) amounted to HK$219.3 million for the period under review, as compared with HK$674.6 million for the same period of the previous year.

Revenue from the investment in infrastructure projects in Mainland China that is mainly operated through the Group's subsidiary, China Investment Group Limited, amounted to HK$72.9 million, representing a decrease of HK$19.5 million or 21.1%. The decrease was mainly due to the fact that the repair work on a toll bridge in Hangzhou which had commenced since October 2005 was still ongoing by the period end. Accordingly, the profit contribution from this segment decreased by HK$8.5 million or 16.4% to HK$43.2 million.

Revenue from hotel operations increased by 10.2% to HK$51.8 million for the period under review, on the back of higher average occupancy and average room rates which benefited from an increase in inbound tourists. The profit contribution from this segment increased by 19.4% to HK$20.9 million.

Security guard services reported a turnover of HK$36.1 million, up by 4.9% as compared with the same period of the previous year. Profit contribution remained stable at HK$2.3 million.

The Group's share of profits less losses of associates net of taxation amounted to approximately HK$1,516.4 million, as compared with HK$1,094.6 million for the same period of the previous year. Excluding the unrealised surplus on revaluation of investment properties (net of deferred tax), the Group's share of the underlying profits less losses of associates amounted to HK$1,256.1 million, an increase of 50.3% as compared with HK$835.7 million for the previous interim period.

In particular, the Group's share of after tax profits from the three listed associates totalled approximately HK$1,462.1 million for the period under review as against HK$1,010.2 million for the corresponding period of the previous year. Excluding the unrealised surplus on revaluation of investment properties (net of deferred tax), the Group's share of the underlying profits of the three listed associates increased from HK$825.1 million to HK$1,242.2 million as a substantial share of profits arising from the sale of Grand Waterfront, a large-scale waterfront development project completed by the end of 2006, was accounted for in the period under review by The Hong Kong and China Gas Company Limited.

As a result of the share placement in April 2006, other income, which included interest income, was up by 103.2% to HK$122.3 million for the period under review. In contrast, due to the privatisation of Henderson Cyber Limited, an impairment loss of HK$161.8 million was recorded in the corresponding period of the previous year.

Financial Resources and Liquidity

At 31 December 2006, the aggregate amount of the Group's bank borrowings was HK$80.5 million (30 June 2006: HK$113.9 million). With abundant committed banking facilities in place and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirement for its ongoing operations as well as future expansion.

During the period under review, apart from the disposal of the property interest to Sunlight REIT, the Group did not undertake any significant acquisition or disposal of assets outside its core business.

Loan Maturity Profile

The maturity profiles of the Group's bank borrowings were as follows:

	At 31 December 2006 HK$ million	At 30 June 2006 HK$ million
Bank loans and borrowings repayable:		
Within 1 year	**74.5**	87.8
After 1 year but within 2 years	**-**	20.6
After 2 years but within 5 years	**6.0**	5.5
Total bank borrowings	**80.5**	113.9
Deduct: Cash at bank and in hand	**5,043.8**	5,177.0
Total net bank deposits	**4,963.3**	5,063.1
Total equity attributable to equity shareholders of the Company	**29,254.9**	27,652.6
Gearing ratio (%)	**Nil**	Nil

Calculated on the basis of total net bank borrowings as a ratio of total equity attributable to equity shareholders of the Company at 31 December 2006, the Group's gearing ratio was nil (30 June 2006: nil) as it was in a net cash position.

	6 months ended 31 December 2006 HK$ million	6 months ended 31 December 2005 HK$ million
Profit from operations before changes in fair value of investment properties plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (after excluding the unrealised surplus on revaluation of investment properties and related taxation)	**1,785.2**	1,067.6
Interest expense (before capitalization of interest)	**2.1**	6.1
Interest cover (number of times)	**850**	175

Interest cover is measured by reference to (a) the Group's profit from operations plus the Group's share of profits less losses of associates (after excluding the unrealised surplus on revaluation of investment properties and related taxation) and (b) the interest expenses before capitalization of interest. On this

basis the Group's interest cover for the period under review was 850 times, compared to 175 times for the same period of the previous year.

Interest Rate Exposure and Exchange Rate Exposure

The Group's financing and treasury activities are centrally managed at the corporate level. Bank borrowings of the Group are principally of a floating rate in nature obtained from international banks in Hong Kong. While the Group's borrowings were denominated mainly in Hong Kong Dollars, a portion of such borrowings was in Renminbi to support the Group's business activities in Mainland China. Apart from its investments in China which are denominated in Renminbi and are not hedged, the Group had no other material open foreign exchange positions at the year end. The Group does not make use of any derivative instruments for speculative purposes.

Assets of the Group had not been charged to any third parties in the period under review except that security was provided in respect of a portion of project financing facilities that was extended by banks to a subsidiary of the Group engaged in infrastructural projects in Mainland China.

Capital Commitments

At 31 December 2006, capital commitments of the Group amounted to HK$47.2 million (30 June 2006: HK$34.2 million).

Contingent Liabilities

Contingent liabilities of the Group amounted to HK$2.4 million at 31 December 2006 (30 June 2006: HK$30.1 million). These mainly comprised the guarantees given by the Company to commercial banks to secure banking facilities granted to the group companies.

Employees

At 31 December 2006, the Group had about 750 full-time employees. The remuneration of employees was in line with the market trend and commensurable with the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employee costs for the six months ended 31 December 2006 amounted to HK$65.6 million.

Prospects

China's economic growth remains buoyant and Hong Kong, whose status as one of the world's financial, trade and shipping centres has been unequivocally confirmed in China's 11th Five-Year Plan (2006-2010), is in an even better position to seize the enormous opportunities ahead.

More overseas and Mainland companies are now expected to be drawn into Hong Kong, boosting the demand for office space. Continuous growth in the overall economy will in turn lend support to consumer confidence, spurring retail sales growth. All these will underpin the Group's rental income. The Group's hotel business will also benefit from the increased volume of business travels in this region and the uptrend in tourist arrivals from Mainland China given the flourishing Mainland economy.

With improving affordability, the number of privately-owned vehicles in Mainland China is expected to rise further, benefiting the Group's infrastructure segment through the increase in traffic volume for its toll-roads and toll-bridge.

Rental income and the Group's listed associates continue to be sources of stable recurrent income to the Group. In the absence of unforeseen circumstances, it is anticipated that the Group will show satisfactory performance in the current financial year.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 21 March 2007

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in The South China Morning Post.

END